Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 13 DATED DECEMBER 10, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 11, dated November 17, 2014, and Prospectus Supplement No. 12, dated December 5, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide information regarding our public offering.

As of June 11, 2013, we had raised sufficient offering proceeds to satisfy the minimum offering requirements for our initial public offering with respect to all states other than the state of Pennsylvania and we commenced operations. As of December 10, 2014, we had raised gross proceeds of approximately $63.4 million from the sale of approximately 6.7 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan. As of that date, we had raised sufficient offering proceeds to satisfy the minimum offering requirements for Pennsylvania. Accordingly, we are able to begin accepting subscriptions from residents of the Commonwealth of Pennsylvania.